FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC

Date: November 11, 2003	/s/ Doug Perkins

OREZONE RESOURCES INC	For Immediate Release November 6, 2003 Symnbol: ORZ.TSX

OREZONE DISCOVERS NEW GOLD MINERALIZATION AT ESSAKAN
Bedrock source confirmed from first two regional targets

OREZONE RESOURCES INC. (ORZ.TSX) is pleased to announce preliminary results from the first two regional targets within the Essakan project area in Burkina Faso, West Africa. These are the first results from Orezone’s $2.5 million exploration program. (See press release October 16, 2003)

Highlights:

•	Orezone has discovered subsurface gold mineralization at Soka and Fala, the first two of five regional prospects drilled in October 2003.
•	The mineralization is continuous over a minimum of 250m.
•	Both the Soka and Fala prospects will be followed-up with RC drilling.

Orezone commenced a 10,000m RAB (Rotary Air Blast) drill program in early October to investigate and confirm bedrock mineralization implied by regional surface gold in regolith anomalies. The RAB drill program is now complete and assays for these holes are starting to come in from the lab. Initial turnaround time from sample submission to assay certificate is about 16 to 18 days. A 10,000m RC (Reverse Circulation) drilling program has commenced, initially on the Essakan Main structure and will continue to include targets refined by the completed RAB program.

RAB drilling was chosen at this stage of exploration to help define the mineralized corridors inferred by the wide surface geochemical gold anomalies. Orezone and partner Gold Fields Limited chose the RAB drilling technique as a cost-effective way to help refine these anomalies. Of note, the nature of RAB sampling incurs a certain amount of dilution and/or enrichment in the samples. Orezone’s threshold for anomalism in RAB holes is 500ppb (0.5gAu/t). Any continuous mineralization above 500 ppb across several RAB lines indicates very prospective mineralization. RC drilling will be utilized in the next phase of exploration to better define the length and width of these subsurface zones.

Results:

At Soka, located 12 km southeast of the Essakan Main Zone, 1804 m in 45 holes were drilled along three 400m long drill fences, 250 metres apart, which covered a significant surface gold in soil anomaly. Anomalous gold mineralization was intersected in saprolite on 2 of the 3 fences. The third fence did not extend far enough north to intersect the mineralization. Hole SRB436 intersected 36m of 0.65 gAu/t including 8m of 2.12 gAu/t near the top of the hole. Hole SRB435 intersected 13m of 1.24gAu/t including 6m of 2.44 gAu/t at a depth of 28 to 34m downhole. A third hole intersected mineralization at the end and it is believed that this represents the zone at depth. Mineralization was also intersected on a RAB fence further west, indicating a bedrock source for over 250m of strike length. Hole SRB441 intersect 20m of 0.93 gAu/t including 10m of 1.53 gAu/t. (See sections and plan maps at www.orezone.com/soka.html)

At Fala, located 7 km east of the Essakan Main Zone, 98 holes were drilled for 1796m in 6 drill fences to test the strike extension of the main Fala prospect and pit, an altered and sheared mafic intrusive that previously returned 3.0 gAu/t over 18m in hole FRC428. (See press release June 19, 2003) The RAB holes were drilled nose to tail to give continuous subsurface coverage. Results from the first 28 holes indicate widespread mineralization north of the main pit. Hole FRB475 intersected 9m of 2.03 gAu/t and hole FRB477 intersected 10m of 1.43gAu/t. (See sections and plan maps at www.orezone.com/fala.html).

Orezone Resources Press Release, November 6, 2003	Page 2

RC drilling at Fala and Soka will commence within 2 weeks. Results from the remaining regional targets investigated by the RAB drilling will be released as they become available. The remainder of the holes from Fala are expected soon, with results from Gossey, Korezeina and Taradat to be posted within the next month.

At Orezone’s other projects, the first 3500m of a 7000m RC program have been drilled at Sega with results expected in the next week. The RC rig will be then sent to Bondi where infill drilling will continue to test the 800m long main zone.(See press release June 2, 2003). Orezone plans to confirm existing resources at Sega and define new resources at Bondi in order to advance these projects to pre-feasibility.

Summary Table of Results from the Soka and Fala Prospects, Essakan Project, Burkina Faso.

Hole	Type	Prospect	Section	Hole Depth	From (m)	To (m)	Length (m)	Grade gAu/t

SRB434	RAB	Soka	SRB2	48.0	40	48	8.0	0.35

SRB435	RAB	Soka	SRB2	39.0	0	4	4.0	1.78

SRB435	RAB	Soka	SRB2		26	39	13.0	1.24

including	RAB	Soka	SRB2		28	34	6.0	2.44

SRB436	RAB	Soka	SRB2	36.0	0	36	36.0	0.65

including	RAB	Soka	SRB2		4	12	8.0	2.12

SRB441	RAB	Soka	SRB3	42.0	22	42	20.0	0.93

including	RAB	Soka	SRB3		24	34	10.0	1.53

SRB443	RAB	Soka	SRB3	42.0	0	12	12.0	0.52

FRB465	RAB	Fala	FRB3A	25.0	0	4	4.0	1.54

FRB465	RAB	Fala	FRB3A		18	25	7.0	0.68

FRB466	RAB	Fala	FRB3A	11.0	0	6	6.0	0.56

FRB468	RAB	Fala	FRB3A	6.0	0	4	4.0	1.25

FRB470	RAB	Fala	FRB3A	17.0	2	7	5.0	2.03

FRB471	RAB	Fala	FRB3A	3.0	0	3	3.0	2.02

FRB473	RAB	Fala	FRB3A	28.0	21	28	7.0	0.53

FRB475	RAB	Fala	FRB3A	37.0	28	37	9.0	2.03

FRB476	RAB	Fala	FRB3A	30.0	2	6	4.0	1.28

FRB477	RAB	Fala	FRB3A	25.0	14	24	10.0	1.43

FRB479	RAB	Fala	FRB3B	28.0	2	6	4.0	1.37

Note:  Samples were collected every 1m down the hole, composited into 2m samples and analyzed using a 2kg bottle roll cyanide leach at the Transworld Laboratory in Tarkwa, Ghana, an internationally recognized laboratory. A minimum of 5% of the samples is for QA/QC, which include duplicates, triplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone.

Significance:

•	Continuous mineralization in drill holes at Fala and Soka confirm bedrock mineralization that was suggested by surface gold in soil anomalies.
•	Both prospects have gold mineralization that represents legitimate RC drilling targets to be followed up before year-end.
•	The drilling program is well on track to evaluate the regional targets at Essakan as well as to bring the Essakan North and Essakan South areas up to a resource development stage by the end of the year.

About Orezone:

Orezone Resources Inc. (ORZ.TSX) is a Canadian-based, emerging gold producer focused on the discovery and development of gold deposits in West Africa, primarily in Burkina Faso.

For further information please contact:
Ron Little, President & CEO
Orezone Resources Inc.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
info@orezone.com      www.orezone.com